Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No.: 333-173590

CSR PLC Q1 2011 Results

Joep van Beurden

CEO

Good morning, and welcome to CSR’s Q1, 2011 results presentation. My name is Joep van Beurden, CEO; and with me are Will Gardiner, our CFO; and Cynthia Alers, our Investor Relations Director.

Will and I will be making forward-looking statements. Actual results may differ for various reasons, such as listed on this slide.

Today’s agenda; first, I give you an overview of Q1 performance and the progress that we’ve made on our catalysts for growth introduced during our Analyst Day in 2010.

Then Will will review the numbers, and I will then give an update on our intended merger with Zoran, discuss outlook, and go to Q&A.

So first, the Q1 overview.

Our Q1 performance was in line with our guidance. Revenues of $163.9 million was slightly above the mid-point of our guidance range. Our gross margins improved by 2.6% to 49.1% as our business mix is shifting to its higher margin products.

The Q1 operating expense was higher than in Q1, 2010, as we continue to invest in our roadmap, and we also saw the last of the Broadcom litigation expense.

Underlying EPS was $0.02.

We made good progress on our catalysts for growth in all our businesses, and the clear highlight was the SiRFstarIV design wins in the smartphone segment with Huawei and the Samsung Galaxy SII; which brings us to the Handset business unit.

We had revenues of $68.3 million, a 20% decline relative to Q1 of 2010, and a decrease of 7% relative to Q4 of 2010.

Our position in the handset market is improving. At our Capital Markets Day, we said that we are underexposed in smartphones, and we are addressing that. The smartphone design wins with Samsung and Huawei are good examples.

We’re ramping with the CSR8810 in feature phones, as we said we would; but at the same time, we are seeing weakness in some parts of the handset market.

In terms of our catalysts for growth that we talked about at our Analyst Day, SiRFstarIV is penetrating the smartphone segment with design wins at Samsung and Huawei. SiRFstarV, with Deep Indoors location technology, and our first 40 nanometer product, has taped out, and is back for evaluation in our labs ready to sample in a couple of weeks.

CSR9800 is on track. We have commitment from a Tier 1 smartphone manufacturer to be its lead customer; so a commitment, not yet a design win. But if we execute according to the plan, and we’re very focused on that, it’s a very good sign to have this lead customer.

In feature phones, the 8810 is ramping with Tier 1 customers.

Now let me emphasize that differentiation is very much at the heart of what we do at CSR. For instance, SiRFstarIV, which we’re having so much success with, does not just have the best location engine in the market, but it has state of the art [interference] removal, a micro power controller for minimal background power consumption, a sensor supporting MEMS, sensor interface supporting MEMS, and all that results in excellent performance.

After the Galaxy SII was launched, an independent comparison between the Galaxy SII with SiRFstarIV, and the Samsung Nexus with competitive silicon, appeared on YouTube, which illustrates that pretty well.

[video presentation]

So quite compelling, I would say.

So let’s talk about our Audio and Consumer Electronics business unit.

We had revenues of $49.9 million, a 16% increase relative to Q1 of 2010, and a decrease of 11% relative to a seasonally strong Q4, 2010.

We are maintaining our market leadership in the headset segment, again, very much focused on performance and differentiation. For example, we are enabling one of our customers to launch the world’s smallest headset.

In gaming, we benefit from our strong position, and we will continue to build on that.

In terms of the catalysts for growth, we are doing equally well.

We already talked about audio and gaming. A good illustration of our audio leadership is that we support 10 out of 10 of the top consumer headsets.

In PCs, the Intel Bluetooth/Wi-Fi combo chips are shipping, and we see ever more applications for and interest in Bluetooth low energy in keyboards, mice, remote controls, health and fitness, etc.

And in digital still cameras and tablets, we continue to see increasing attach rates, and here are a few examples of products with our GPS technologies.

Finally, let’s move to Automotive and PND business unit. We had revenues of $45.7 million, a 3% increase relative to Q1 of 2010, and a decrease of 18% relative to Q4, 2010. We do expect the capacity constraints for some of our GPS products to ease by the end of the second quarter, in line with our earlier announcement.

We see continued strength in the aftermarket for in-vehicle navigation, especially in China; and so far, we have not seen a material impact of the Japan earthquake and tsunami on our business, but we are monitoring this closely, as its effects on the supply chain might still be felt.

In terms of our catalysts for growth, we taped our 40 nanometer primaII during the quarter. As you know, we have a lot of customer interest for this part. And we added three Automotive design wins, Wi-Fi design wins, bringing the total to 10. We launched the CSR6000, the world’s first fully automotive qualified Wi-Fi solution.

Now before I hand over to Will, one more point.

As you all know, we are very focused on our execution, and after 3.5 years of investment in a range of test chips, we showed 13 at our October 2010 Analyst Day, we have taped out multiple commercial 40 nanometer chips. SiRFstarV goes into our lab in April, and we are currently preparing to sample the chip to a Tier 1 customer in a few weeks.

We are working on a full range of audio chips. We are working on Bluetooth low energy. All in all, we have 28 products in active development for 2011 and 2012.

Our catalysts for growth and our keen focus on execution excellence remain our priority, with a dedicated and ring fenced organization under our Senior Vice President of Development.

And with that, I hand over to Will.

Will Gardiner

CFO

Thank you, Joep. Good morning, everybody.

Turning to the first quarter financial highlights. So overall, the quarter was in line with guidance and in line with market expectations. Revenue was $163.9 million, which was down from $173 million in the year-earlier period, but in line with guidance. In addition, all our business units are performing in line with expectations.

We delivered strong gross margins of 49.1%, up 2.6 points on the prior-year period, and up 40 basis points from Q4. This reflects both the ongoing shift in the mix within our business, but as well it reflects the increasing success of newer higher margin products.

We delivered underlying EPS of $0.02, which is derived from a break-even operating profit level and small levels of finance income, as well as R&D tax credits.

As one can see from the financial highlights, while revenue has declined by about $9 million from the prior year, our improvements in gross margin have meant that gross profit dollars have remained stable at about $80 million.

Our underlying R&D expenses increased year on year, although they are relatively stable compared to the fourth quarter of last year as we invest in our roadmap of differentiated 40 nanometer parts.

Underlying SG&A has increased significantly year on year again by $5.4 million, although again, they’re down from $32.5 million in the fourth quarter, and we expect SG&A expense to decline through the year.

As our Audio & Consumer and Automotive & PND businesses have grown faster than our Handset business, our business has continued to shift considerably. While in the first quarter of this year, 42% of our business is Handset, it was 49% — sorry, 50% a year ago; while 30% of our business was in Audio & Consumer in the first quarter, it was 25% a year ago; and 28% of our business is in Automotive & PND again versus 25% a year ago.

So this marks a fundamental shift in our business towards areas that are higher gross margin, and where we fundamentally control more of the platform, have leading marketing positions and very high market shares.

As I mentioned, we are seeing ongoing improvements in underlying gross margins. We’re still comfortable very much with our high 40s gross margin target range, and we’re not changing that range. But again, it’s important to note that not only has this shift been driven by a change in mix, but also that our newer products are tending to have higher margins than the products they replace, which is good evidence that our focus on gross margins and differentiation is bearing fruit.

I have already mentioned the key drivers for operating expense in the first quarter, but wanted to reiterate a couple of points here. Our R&D expense has risen in line with our plans as we continue our commitment to invest in our roadmap, and we expect to continue that commitment through this year and beyond.

Our SG&A has come down slightly from Q4 as our overall litigation expense has declined. It’s important to note just quickly on litigation that we have settled several important pieces of litigation in the first quarter. The most important, obviously, was Broadcom, but we also settled with WiLAN, a sophisticated [patent control], such that we have a long-term license for their portfolio of Wi-Fi patents, which is quite extensive.

With the resolution of those cases, our overall litigation expense burden has reduced, although again, we do have other cases that you’ve seen in the release that are ongoing as always.

Going forward, as I mentioned, we think SG&A will decline further, and overall, we continue to expect operating expense to be towards the high end of the $305 million to $315 million guidance for the year that we guided to before.

Cash declined during the quarter from $440 million at the end of last year to $400.8 million at the end of the first quarter. This was driven primarily by two factors.

So first, a seasonal build-up of working capital as we ramp production for the seasonally higher revenue quarters. The total working capital impact in the quarter was an outflow of $18.8 million, relative to $19 million in the first quarter of last year. And we had cash outflows in the quarter of $25 million for the purchase of treasury shares as our share buyback continues.

Looking at working capital, our inventory has risen during Q1. This was a result of both of normal seasonality, i.e., as we ramp to enter the seasonally higher second quarter, but in addition, we are ramping several new products, which has driven inventory days higher than normal. Our receivables are healthy at 38 days, and as ever, our payable levels are in line with normal payment terms to our suppliers.

I’m not going to go into the details of the litigation on this page, but I would — as I mentioned before, we did settle several important cases during the first quarter, obviously, the Broadcom and Wi-LAN being the most important ones.

We do have several new suits that were launched in the quarter. I would say, as ever, or as often happens in our industry, and we will continue to defend our position vigorously and update the market when there is material news with respect to those cases.

So thank you very much for your attention, and I will turn it back over to Joep.

Joep van Beurden

Thank you, Will. Now let me give you a brief update on the merger with Zoran. We’ve done a lot of work over the past two months. I’ve met with leading customers across our businesses and regions and received positive feedback on the strategic rationale for the merger.

To give you a flavor, I met with Nokia, Samsung Television, Cameras, Handsets and Set-Top Boxes. I met with Funai, Nintendo, Toyota and Sony Television. We passed Hart-Scott-Rodino. We filed the F-4 with the SEC, and we are planning the integration comprehensively and that project is in full swing. We are confident of the $50 million in cost synergies to be delivered by the end of 2011.

As you all have seen, yesterday, Zoran reported Q1 2011 results and guided the market for Q2; and we are currently evaluating the implications of these disclosures.

As for the outlook, our Audio & Consumer business is growing strongly. In Automotive & PNDs, we are maintaining a strong design win pipeline. In Handsets, we have key design wins in smartphones, but we do see some weakness in some parts of the handset market. And we are very focused on and are doing well with our catalysts for growth. For Q2, we are guiding between $185 million and $200 million.

And with that, let’s go to questions.

Q&A Session

Nick James - Numis Securities

A couple of questions. One was on Automotive, which was down sequentially in Q1 over Q4. I just wanted to understand that, given that we have capacity constraints. I guess you might have felt that would have been flat sequentially and given some of the Automotive news flow gas been quite strong in Q1.

Second thing would be on headsets where one of your customers, Plantronics, guided quite weakly for end demand in the headset market.

And then the third question would just be on the Zoran piece. I guess one of the key questions is how you get comfortable about the long-term opportunity for digital cameras really in terms of that market continuing to grow or continuing to be stable at the current levels in terms of volumes.

Joep van Beurden

Okay, maybe on Automotive. So as we said, Automotive, our pipeline is very strong; our position is very strong and we expect that it will continue.

I’d like to point out in Automotive the cycles are long, design cycles. We have added three more Wi-Fi design wins, to give you an example. We now have a total of 10. We’ve introduced the CSR6000, so that’s going well.

We did mention earlier the capacity constraints that were going to ease at the end of the second quarter. That is going to happen, as we said it would; but, of course, in Q1 we were still — we still dealt with that.

So I would say overall the Automotive position that we’re in is good, and I expect that to continue in the future.

On the Headset side, our strong position continues. We have anyway 70% to 75% market share across the board. You saw, for instance, if you look at the top 10 consumer products, we’re in with all 10 of those. So this is high-end stereo, it’s medium-end, it’s across the board; and I think overall, the headset market is steady and our position is strong.

And on Zoran, maybe — I know you guys are going to have a lot of questions and I’m happy to talk about that. There isn’t really a lot I can say. This is fairly recent information. As I said, we are evaluating the implications of the guidance, including what you just mentioned. We will evaluate that.

We’re going to take some time for that. We’ll do it very diligently and come back when we have done that.

Nick James

It was more the overall outlook for digital cameras, not really individual in respect of Zoran, but in terms of — even before the Zoran updated outlook and how you get comfortable with digital cameras and [steal gross] margin.

Joep van Beurden

Yes. So the generic point on the digital camera market, I think we talked about it at the announcement as well. So clearly, one of the issues that — or one of the points people make is, well, the cameras are all going to get integrated in the smartphone. That’s been around for a long time. The smartphone’s been around for a long time. So far, it really hasn’t happened.

There are a couple of elements around a digital still camera that you physically cannot integrate in a smartphone, so our belief is that certainly at the high end, where the differentiation is, where lots of the value is, we will see a good market and a good opportunity for growth and for adding features such as GPS and Wi-Fi.

Francois?

Francois Meunier - Morgan Stanley

Thank you. I’ve got several questions, if I may. Consolidation in wireless space, this year, we’ve seen Qualcomm [paying approvals]. Yesterday, Nvidia buys Icera. Before, we had Intel buying Infineon wireless business. Do you expect more consolidation in the wireless sector, and do you think it would be better for you to participate into that?

So that’s my first question.

The second one is about the combo chip which is going on track, so congratulations on this. It’s a Wi-Fi plus Bluetooth chip, so the question is are those guys not needing a GPS chip? Is it integrated into the base band? How come they need this quite specific type of combo chip?

Another question actually for Zoran. You have a cost saving target, which you maintain today. Should it need to be higher, given that they are spending a bit more in their results than in Q1?

And also, another question on Zoran. You published an F-4 the other day with forecasts from Goldman Sachs and Zoran themselves. Does it mean that there should be another F-4? Or I’m not very familiar with those types of forms, but do you need to publish something else with, I guess, much lower forecast for this year?

Thank you.

Joep van Beurden

Thank you. That’s it?

Francois Meunier

Yes.

Joep van Beurden

Good. Let’s start on the consolidation. So I think it’s a very interesting point you rightfully point out. You may see Broadcom has been active buying companies; Atheros has been bought by Qualcomm; Intel, Infineon, or now NVidia and Icera. There’s quite a few companies that have as a strategy, which is a credible strategy, is to try and offer the entire platform for, in this case, the handsets. And in that context, I think many of these companies make these moves. So you have a base band application process with some other stuff.

Our strategy, I want to contrast that with what we are trying to do. We are trying to focus on differentiation and platforms in order to bring specific IT to various market segments without being overly focused on any one of them. So there’s quite a change in the position that we have today with location and connectivity in terms of bringing that IP to various markets. So I think that the NVidia Icera mergers should be very much viewed in the context of that first strategy that I outlined.

Now consolidation generically is a feature of the industry. Scale is very important. I expect that will continue, and in multiple ways, not just in the wireless connectivity sector, but everywhere.

On the combo chip, it is a Bluetooth Wi-Fi combination part. It is at 40 nanometers. It doesn’t have FM radio; it doesn’t have GPS. The specification of this chip has been developed in close conjunction with a number of customers. This is not silicon-specific to anyone, although we do have now a Tier 1 lead customer. It’s absolutely applicable to other customers that are looking for the same part as well.

In terms of combining with other radios such as GPS, there isn’t really a right answer. You can do that; you cannot do that. There are companies that say, look, I want as much as possible on one piece of silicon because it will save me some costs. Others will focus more on performance.

So we showed you the video clip around the performance of the SIRFstar — sorry, of the Galaxy SII on the back of SIRFstarIV. That GPS performance, as you can tell, is materially better than what it was in the other phone.

So it means that some companies are going to say, look, I want this all combined; other companies, if you focus more on performance, you have an opportunity, as we’ve just demonstrated, to sell that part.

Francois Meunier

So is it a customer where maybe you could [combine this] combo chip with the [cell] chip you’ve just [showed]?

Joep van Beurden

I’m not saying which specific customer, but fundamentally, you could combine the Bluetooth Wi-Fi 40 nanometer combination chip with a GPS, not only in Samsung, but in many other customers as well.

Francois Meunier

So is this your target, or —?

Joep van Beurden

I’m not talking about specific targets for any specific customer. And also, in the roadmap, you could argue that in future, you can take SIRFstarV IP, which we now have at 40 nanometers, and we can make that choice, and integrate it; the question is, are you focusing your efforts more on performance first before you integrate it, or do you start to integrate? And that’s, you know — you do that; these decisions, you take those in conjunction with your customers.

Francois Meunier

And there was a question, one on the (inaudible).

Joep van Beurden

Yes, so on Zoran, as I said, just to reiterate what we just said. We’re evaluating the implication of the deal, every implication. So from now, as I said, we have good progress over the past couple of weeks, so that $50 million that we’ve announced, $50 million, we’re very confident; we reiterate that. We are evaluating the implication, and other than that, there’s very little to say about that.

Okay?

Nick Hyslop - RBC Capital Markets

On the cost savings, can you give us a bit more granularity of how you get to $50 million and try and give some idea of where that comes out of? I understand you achieved arguably better than you said you did when you did SIRF, but there was, perhaps, a clearer plan about what you were going to remove when you looked at SIRF; whereas with Zoran, there must be quite a lot more that you need to keep. So could you help us with the granularity that gives you the confidence that you spoke about?

Joep van Beurden

Well, as with SIRF, I don’t want to just drill down the granularity within the $50 million. What I can say, and what we did say, is the $50 million is related to cost synergies as a result of duplication when you integrate two companies; i.e., you get overlap on many of the functions; you get overlap in management, you get overlap in finance, you get overlap in HR; your management structure off your development organization, things like that. You get facilities synergies, such as buildings that you have to — buildings, both building facilities [value] that you can combine. There is benefits on the tools side. IP; you have both licenses from various companies that you combine. All that together adds up to what we said, the $50 million.

Nick Hyslop

Okay. And then the second question. You always that Q2 2011 would be when the combo chip was ready.

Joep van Beurden

Q3.

Nick Hyslop

Okay; Q2/Q3. Could you just help us with a bit more granularity on the timeline and what we expect when to continue to know that the combo chip is where it should be?

Joep van Beurden

Yes. So it’s currently in active development. What we have said is we will sample it to customers in Q3. So it’s relevant that we have commitment from a Tier 1 to be the lead customer. Of course, we will need to execute according to the plan, but if we — and today what we’re stating is we are on track for that, so that means we will sample that part in Q3 if we execute. And then after you sample, then there is typically design cycles nine months to 12 months before you have it ramping in commercial quantities. So that is very much the timeline that you will see.

What we’ve also said is, as we’re on that path, we will keep the market updated with the relevant milestones such as the one that we’ve talked about today.

Nick Hyslop

Okay. So what would we expect to hear next on the combo chip?

Joep van Beurden

That it is indeed sampling. That is the next material milestone.

Nick Hyslop

At some point in the Q3?

Joep van Beurden

At some point in Q3, exactly.

Nick Hyslop

Thank you.

Joep van Beurden

Yes, Sandeep.

Sandeep Deshpande - JP Morgan Cazenove

What about your 40 nanometer product? You’ve talked about the 9800 which is going to be sampled later this year. In your roadmap, you had a krypton chip which is for the following year, and then you had talked about last year’s Analysts’ Day a lot about combos. We haven’t heard a lot more about some of the —

Clearly, you’re not going to talk about all of them simultaneously, but there are going to be other combos coming out from CSR in the next 12 months. The maximal would be the krypton, but there will be smaller — there will be integration in possibly beyond the 9800, and can you talk a little bit about that and when we can expect to see that? Or is this something that you will do at an Analysts’ Day later this year?

And secondly, Will, you have talked about your gross margins going up this year because of the weakness in the handset market, because the mix is shifting really. So do we expect this mix to continue shifting through the year, or now is this where it is, and now we expect that the revenue will be growing better in the second half so that the margin expansion will — this is what people will see with the margin?

Joep van Beurden

Let me start on the combo question. So first thing to note, I would re-emphasize the fact that for the past 3.5 years, we’ve invested so much in that 40 nanometer node, and we’re getting now to the position, you talked about the 9800, which is the Bluetooth Wi-Fi combination chip, so Bluetooth and Wi-Fi, now that IP is in 40 nanometers.

SIRFstarV was back in our labs in April, and we’re ready — get ready to sample that in a couple of weeks to Tier 1 customer. That’s a 40 nanometer IP block as well.

We also in house have 40 nanometer IP when it pertains to NFC. Now I do not expect to — that we are going to commercialize a standalone NFC chip at 40 nanometers, but the block is ready for integration in combination silicon.

So where we are today, or very close to, is to have all the relevant connectivity IP ready for integration on the 40 nanometer.

Now the question of exactly how and when to combine these different blocks in combination chips is one that we currently always very closely evaluate with multiple customers. I’m not a big fan of developing a chip specific for one customer for obvious reasons, so you’re trying to find combinations that you can use with multiple of these Tier 1s.

So that is one of the things why we’re not too keen on announcing exactly what we are going to combine with what. Of course, we have further combination silicon on our roadmap down the line.

We’re first very much focused on the 9800, getting SiRFstarV in as a standalone [piece in 40], and we are absolutely in a position and engaged with customers to then combine the different IP blocks as we see fit or as our customers demand it.

Will?

Will Gardiner

I think there are [about] two things I would say. One is on the gross margin picture generally, as I mentioned in my remarks, there has been — obviously, the major driver to date has been the shift in mix towards the higher margin areas; but the other thing we’ve seen is that as we’ve introduced new products, later generations of products, CSR8000 series, for example, we are seeing margin upticks on a generation by generation basis. So I think that there’s a combination of mix shift, but also we’re seeing some benefit from that.

In terms of the product mix in the second half of the year, and we’ll see how that develops, I think the key thing that we obviously are looking at, as you’ve mentioned in this quote, and we are seeing weakness in some parts of the handset market, so we’ll have to see how that plays out.

Joep van Beurden

Gareth.

Gareth Jenkins - UBS

Just wondered if you could give us a sense of a couple of things. One is your customer concentration; I just wondered how that’s changed. You’ve shown that your handset concentration has reduced.

And then secondly, do you feel that your market share has now reached a point of stabilization with some of your largest customers? So going forwards, do you actually feel that you can increase market share from here?

Thanks.

Joep van Beurden

Do you want to talk about customer concentration?

Will Gardiner

Sure. On the concentration point, Gareth, we had top five customers in Q1 were 47% of revenue, which was similar to where it was last year. It’s actually — it actually is higher than where it was in Q4. It’s more of a seasonal point than it is actually a fundamental change in the direction we think that’s going. But I think that the overall trend over time to less concentration we think will continue.

Joep van Beurden

Gareth, I assume your customer market share question is — pertains to the handset market. Yes. So I would say the following on that.

So what we outlined at the Capital Markets Day on our position within that market is on the smartphone we were underexposed, and we had a plan to fix that and that’s happening. So clearly, as we ramp into that segment, that market share is going to go up initially in GPS; and if we get designed in with the 9600, then it will happen — sorry, the 9800, it will happen there as well.

On the feature phone segment, the 8810 is ramping, as expected; so there, I think our market share is edging up. But I would reiterate that in itself, what we are most focused on is to increase our exposure in the smartphone segment, where most growth is available. That is the key and that’s our focus.

Eoin Lambe - Liberum Capital

Just three quick questions. On the buyback, you bought back a lot of shares during the quarter. Are you going to continue buying back shares this quarter, or are you going to wait for the merger to close?

Secondly, on Zoran, what are your options there? Are you able to renegotiate the deal to better terms for you guys, or do you have to walk away, or just go ahead with it in the current terms?

And then finally, on your largest North American customer, I wonder could you elaborate on your position here? I think it was a recent tear-down of a tablet they have, and you guys weren’t included in it, and you were included in all their previous smartphones.

Thank you.

Joep van Beurden

Do you want to talk about the buyback a little bit?

Will Gardiner

Sure. I think what I would say on the buyback simply is, obviously, during the closed period, we’d given authority to one of our brokers to continue add buyback, and that happened. I think what we’ll do is probably unlikely, and that we’ll be in the market doing a buyback while we are analyzing our options or understanding the implications of the Zoran disclosures. So I’ll think we’ll have to wait and see there.

Joep van Beurden

Yes, then on Zoran, really I want to reiterate what we’ve just released, the statement released yesterday. We are evaluating the impact of the Q1 results and the guidance on the deal in all its aspects; and we’re going to — that’s going to happen over the coming period. We’ll do that with a lot of focus and very diligently and come back when we know; and I don’t want to start speculating about whatever that may be.

So on the — so you asked a specific RIM question, right? And so it’s an interesting situation. So I think we just talked about the combinations; that you have Wi-Fi, Bluetooth combinations, and some customers prefer to actually take a Wi-Fi Bluetooth GPS. You are trading off performance there versus cost, etc.

So RIM in the tablet, as you’ve seen, have chosen, I think it’s called, a product called the WiLink 7.0 from TI, so that’s their choice. You’ve seen that other customers go the other way based on what the GPS performance does. So there is — this is the continuous — how would you say that? This is a design win battle that you have at these various customers.

So I would say, yes, in that case, RIM has chosen for that WiLink 7.0. In other, various other models, they might go for the same solution, but at the same time with our SiRFstarIV and SiRFstarV, we will be able to position, to come back and position that part with RIM and other customers based on our performance.

From the floor

Just a follow-up on the market share in handsets, market share in smartphones question. Last year, you announced the platform partnership with Infineon, and I think some of those platforms had Wi-Fi on them, which would suggest that some of those platforms were destined for smartphones was the hope; and that would be with your current generation Wi-Fi part. So [does] the indications that you’ve given that market share gains are from GPS and from 9800 mean that we’re not expecting market share gains from Infineon?

Joep van Beurden

No, what we’ve said, Nick, so we have the partnership with Infineon. So what we’ve done is we’ve pre-integrated our Wi-Fi and our Bluetooth on their platforms; and what we’ve also said that we’ve done that across their entire product line. Now Infineon is, as you know, are quite strong in the feature phone segment. So I would say that the wins we expect would be mostly there. That’s one.

The other thing we’ve said is that that would probably be until the end of the year before you actually would see that.

And the last thing to say about it, it’s fundamentally, it’s a pre-integration partnership. That means Infineon goes to market, or in this case Intel goes to market with that platform, and if people are interested in connectivity, which in any case they will be, Infineon will recommend CSR as its preferred partner, and we will have had the software, the test development, algorithms, etc., ready for very quick integration.

From the floor

Great, thanks.

From the floor

Just a quick question on your handset weakness comments. Is that limited to a specific customer, or would you think that’s reasonably broad base across your customer segment?

Joep van Beurden

Well, we’ve seen that in the handsets generically, the market, I think the environment has changed a little bit. And I think also some of our competitors and some Tier 1 phone manufacturers have flagged that when they announce their results. So I’d say that’s very much the context in which you should see that.

So it’s changed a little bit. I would say in some parts, you do see some weakness, and to the extent that you’re exposed to those parts that will ripple through to the results.

From the floor

And is that something which you’ve seen in the last month or so, or has that been happening on the beginning of the year?

Joep van Beurden

Yes. I would say over the last quarter, my sense is that that weakness of the changing environment is something that’s happened over the past couple of months. I’d say the other thing we’ve said, is our — we expect second half to grow relative to the first half. So the visibility as to how much that growth is relative to a quarter ago I think is a little bit less; so a little bit less definitive on how much that growth will be.

From the floor

(Inaudible), Deutsche Bank. On that Huawei GPS win, I was just wondering if you could give us any more color on that; how we have to think about that. Is that one smartphone initially or is it more smartphones? And when do we have to expect that design win to ramp?

Joep van Beurden

Yes, it’s initially one model; but, of course, on the back of that, there’s obviously opportunity to get more. So I think it’s a signal, the relationship, and the fact that they are looking at that part very favorably. And it’s always very difficult, and I don’t want be too specific on individual customers and phones, but the fact that we’re in with such a big name and such a large company I think bodes very well for us.

From the floor

And is there anything you can say on the ramped (inaudible)? When do we have to think that’s due to happen?

Joep van Beurden

No, I’d say that’s going to happen over the coming month.

From the floor

The coming month, okay. And a quick follow-up. I think you’ve also talked about a second source supplier in Automotive. Is there any more color you can give around that; who that is, or how big it will compared to your existing supplier?

Will Gardiner

We’re not sure what you’re referring specifically.

From the floor

I think didn’t you talk about a second source supplier for GPS and the Automotive in PND space? Or am I mistaken here?

Will Gardiner

Oh, sorry; supplier. Sorry.

Joep van Beurden

Okay, sorry. Yes, that’s right. So that is related to the capacity constraints that we’ve experienced over the past period. And what we’ve said is in order to alleviate that, we’re going to bring up a second source supplier of that part. We said that’s going to happen by the end of the first half; and today, we reiterate by the end of the second quarter, we expect that source to be fully online and that will ease the capacity constraints that we have for some our automotive parts.

From the floor

All right. Thank you.

Joep van Beurden

On the phone, questions?

Didier Scemama - RBS

My question is related to basically your business with the low end of the market. You’ve got quite a lot of market share with Nokia and Samsung; LG as well in the real low end of the market. And we see that this market is shrinking probably structurally. So what I was wondering is if you look at two years out once your design wins in smartphones related to GPS, Bluetooth and Wi-Fi are meaningful, do you think that your overall sales will be lower or higher than they are right now in the handset space?

Thank you.

Joep van Beurden

Didier, thank you for that question, and I do not want to guide for such a long period ahead of us. But I do — I will mention that your point about the fact that our position in smartphones is improving and that it is important in the long run, I would reiterate that.

So I think it’s very important if you look at our handset market, the statement is our position is improving. At our Analysts’ Day, we said we are under-exposed in smartphones. We have a clear plan to fix that. In smartphones, there’s a lot of growth and a lot of opportunity. And with our Bluetooth Wi-Fi combo, with the SiRFstarV, the SiRFstarIV, we feel we’re in a very good position, and all the IP that we had over the coming years go make full use of that. And today, we saw some evidence of that beginning to happen.

Didier Scemama

Okay, and if I may have a quick follow-up. Also, your inventories went up 12% sequentially, so I’m not sure if Will talked on that, the specific reason for it, but are there any concerns to have on that part?

Will Gardiner

Thanks, Didier. I think the answer to that is what, three points?

One; no, we don’t have concerns on that front. Secondly, there is a seasonal ramp as we move into Q2/Q3. And also I did pull out specifically that there are some new product launches that we are ramping up for so we want to make sure we have sufficient supply to be on track for those.

Didier Scemama

Okay, many thanks.

Joep van Beurden

No. No questions here. Well, thank you very much for your attention, and if you have any follow-ups, you know where to find us.

Thank you.

[End]

Forward-looking statements

This communication contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the proposed merger with Zoran Corporation (the ‘Proposed Merger’), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Proposed Merger, and (iii) the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Proposed Merger.

These forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate, including the current beliefs and expectations of the management of Zoran and CSR with respect to the Proposed Merger, and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s ability to control or estimate precisely and include, without limitation: the possibility that the Proposed Merger does not close when expected or at all; the ability to realize the expected synergies from the Proposed Merger in the timeframe anticipated; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost- efficient manner; the development of the markets for CSR’s products and the products of the combined company following completion of the Proposed Merger; the ability of CSR to develop and market products integrating CSR’s and Zoran’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR and Zoran; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR and, following completion of the Proposed Merger, the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. CSR cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Merger involving CSR and Zoran. In connection with the Proposed Merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the Proposed Merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the Proposed Merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.csr.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Proposed Merger. CSR has filed the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the Proposed Merger. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.csr.com. Additional information regarding the interests of such potential participants is included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the Proposed Merger.